MOSQUITO CONSOLIDATED GOLD MINES LTD.
301 - 455 GRANVILLE STREET
VANCOUVER, B.C.
V6C ITI

TELEPHONE; 605 689 7902	FAX; 6046897816

June 10, 2005
Joseph.Intelisano Jr.
And
Joseph Intelisano Sr.
And
Fannie lntelisano
And
Rudolph Intelisano
And
Lakeview Realty Corporation
(The"Optionors")

251 Hideout,
Lake Ariel,
Pennsylvania, USA
18436-0251

BY Fax: 1-570 869-2282

Dear Mr. Sirs:

RE: Option to Purchase A2reement-Red Lake Mineral Claims

Further to our recent discussions, this letter will confirm our agreement whereby the Optionors have agreed to grant an option to purchase Patented Mineral claims KRL 252, 253,254 and 255 (the "Properties") located near Red Lake, Ontario.

Mosquito Consolidated Gold Mines Ltd. (the "Optionee") will purchase a 100% interest in the Properties under the following terms and conditions.

1. Purchase Price: $500,000.00 on approval of TSX Venture Exchange with due diligence and effort on the part of the Optionee.

2. Payments: A. $ 25,000 - On approval of the TSX-Venture Exchange.

PAGE TWO OF FIVE

B. $ 50,000 - 1 year from the date of approval of the TSX-Venture Exchange.

C. $ 75,000 - 2 year from the date of approval of the TSX-Venture Exchange.

D. $100,000 - 3 years from the date of approval of the TSX-Venture Exchange.

E. $250,000 - 4 years from the date of approval of the TSX-Venture Exchange.

3. Subjects: Approval of the TSX - Venture Exchange, by August 30,2005 or this  letter agreement will become null and void, and any monies paid by the Optionee to the Optionor shall be retained by the Optionor as damages and the properties shall be retained in the possession of the Optionor.

4. If the Optionee shall fail to make any required payment by the due date then the option to purchase in this letter agreement, will at the sole discretion of the Optionor, expire and become null and void. Any monies paid to the Optionor by the Optionee shall be retained as damages, and the properties shall be retained by the Optionor.

5. The Optionee is not entitled to conveyance of the title to the properties until the final installment of the purchase price has been paid.

6. Upon the exercise of the Option, by payment of the $25,000.00 and approval of the TSX as indicated in paragraph 2 A, the Optionors as Vendors shall retain a 2% NSR on all production from properties. The payment of the NSR shall be included in any sale or conveyance of the properties to any other entity. The Optionee as Purchaser may buy back 1% of the NSR at anytime for CDN $1,000,000.00 (one million dollars Canadian funds). In this agreement, "Net Smelter Returns" with respect to the Properties will be computed as follow:

(a)
If minerals, mineral concentrated or other substances, ore-bearing Materials and rock of every kind whether metalliferous or nonmetalliferous substances are removed from the Properties and delivered to a mill, smelter in bona fide arm's length transaction or any process plant, the net smelter return will be the total, gross sale proceeds there from which are received by or credited to the Purchaser, including any proceeds of insurance, less only (1) all actual costs incurred by the Purchaser for transportation of the substance to points or point of sale; and (2) all sampling, assaying, weighing, treatment, smelter or refining charges or penalties which are charged by the Buyer of all minerals and ore-bearing materials to the Purchaser (optionee), except those deducted for cost of any treatment, processing or beneficiation by or on behalf of the Purchaser (optionee).

PAGE THREE OF FIVE

(b)
If ores are removed from the Properties other than in a bona fide arm's length sale transaction, the net smelter returns will be based upon a value equivalent to Net Smelter Returns which will be the gross fair market value of the ores at the Properties, in the form and condition in which the ores are transported from the Properties, without any deduction for cost of any treatment, processing or beneficiation;

(c)
Any sale of by-products of operations or other materials produced from The Properties, such as tailing or dump wastes, sand, gravel, or clays and Any use of them off the Properties without a sale (except solely as a waste Disposal) will be subject to the Net Smelter Return royalty;

(d)
Within 120 days after the end of each calendar year for which the Net Smelter Returns are payable, the records relating to the calculations of Net Smelter Returns for such year will be audited by a mutually acceptable Independent auditor. Any resulting adjustment in the payment of Net Smelter Returns will be made forthwith after completion of the audit. All payments of Net smelter Returns for a calendar year will be deemed final and in full satisfaction of all obligations of the Purchaser in respect thereof if such payments or calculations thereof are not disputed by the Vendor within 60 days after receipt by the Vendor of the audited statements;

(e)
The Purchaser will maintain an accurate record of the results of all mining Operations on Properties and results of such sampling, weighing and Assaying with respect to any ore mined and concentrated and bullion Produced on the Properties;

(f)
The Vendor, or its authorized agents will be permitted the right to Examine, at least quarterly, such records pertaining to the Calculations of Net smelter Returns and have, at their own risk, access To the Properties;

(g)	Payment of Net Smelter Return Royalties will be made within seven (7) days following each month end, during which the Purchaser received proceeds from the mining operations on the Properties; and

(h)	The Vendor has the right to register its Net Smelter Royalty in the Appropriate Land Title Office or Mining Recorder's Office. As the case Maybe.

PAGE FOUR OF FIVE

7. Other conditions:

(a)All payments are Canadian funds but may be converted, at the Bank of Montreal closing rate of the day, to US funds and paid in US funds at the option of the Optionor.

(b) This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors and assigns.

(c) Optionee shall pay all taxes, including but not limited to real estate, school and .;; ~g fees/taxes or any other monies necessary to carry out operations and maintain the properties in good standing.

(d) Optionee shall complete all and any reclamation required as a result of operations on the properties but not to include previous operations.

(e) Optionee will comply with any and all reclamation, environmental, and/or compliance issues ordered by any regulatory authorities concerning the properties and hold the Vendors non-liable and harmless.

8. Reports and access to data: The Optionee will supply the Optionor with copies of its' field reports on the properties as the exploration program develops, as well as reports at reasonable intervals based on annual project milestones. The Optionor will have access to all data generated on the properties and review activities and results.

9. Insurance: The Optionee shall obtain and maintain or cause any contractor engaged on the properties to obtain and maintain, during any period when there is active work is carried out on the property, adequate insurance, which in no case will contain less than Two Million Dollar ($2,000,000.00) liability clause. This insurance shall name the Optionors as additional insured. The optionee (purchaser) shall also maintain a One Million Dollar general liability insurance on the properties, also naming the Vendors (optionors) as additional insured.

10. Legal Jurisdiction: The laws of the Province of Ontario shall govern this agreement and formal agreement.

If the above meets with your approval, please signify your acceptance below and return to us by fax. 1-604 689-7816

Upon receipt of your acceptance, we will initiate the approval process with the TSX-Venture Exchange